GIVSUM, INC.

CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, Givsum, Inc., a Delaware corporation (the "*Company*"), promises to pay to the order of the note holder set forth on the signature page attached hereto (the "*Holder*"), or its registered assigns, the principal amount set forth on the signature page attached hereto, or such lesser amount as shall equal the outstanding principal amount hereof, together with simple interest from the date of this Convertible Promissory Note (this "*Note*") on the unpaid principal balance at a rate equal to 5% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. Unless this Note is earlier converted in accordance with the provisions hereof, all unpaid principal, together with any then accrued but unpaid interest and any other amounts payable hereunder, shall be due and payable on the earliest to occur of (i) fifteen days following the demand of Holder, which demand may not be made earlier than thirty-six (36) months from the date of this Note (the "*Final Maturity Date*"), (ii) the occurrence of an Event of Default (as defined below), or (iii) such other time as expressly provided for in this Note (such earliest date is hereinafter referred to as "*Maturity*").

Holder acknowledges that this Note is one of a series of Convertible Promissory Notes of like tenor (collectively, the "*Notes*") being issued after September 1, 2021 by the Company to raise interim financing of up to $1,070,000 (subject to increase by agreement of the Company and Holders of a majority of the principal amount of the then-outstanding Notes, hereinafter referred to as the "*Majority Holders*").

The following is a statement of the rights of the Holder of this Note and the conditions to which this Note is subject, to which the Holder, by the acceptance of this Note, agrees:

Certain Definitions.

A. "*Change of Control*" means a change in ownership or control of the Company effected through any of the following transactions, in each case excluding a bona fide financing transaction effected primarily for capital raising purposes:

(a) a merger, consolidation or other reorganization approved by the Company's stockholders, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor corporation or its direct or indirect parent entity are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to such transaction;

(b) a stockholder-approved sale, transfer or other disposition of all or substantially all of the Company's assets in liquidation or dissolution of the Company;

(c) the acquisition, directly or indirectly by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company), of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a stock purchase transaction or a tender or exchange offer made directly to the Company's stockholders; or

(d)   the exclusive licensing of all or substantially all of the Company's intellectual property in a single transaction or series of related transactions.

B.   "***Financing Conversion Securities***" means securities with identical rights, privileges, preferences and restrictions as the Qualified Financing Securities issued to new investors in a Qualified Financing, other than (A) the per share liquidation preference, which will be equal to (i) the Note Conversion Price at which this Note is converted, multiplied by (ii) any liquidation preference multiple granted to the Qualified Financing Securities (i.e., 1X, 2X, etc. of the purchase price), (B) the conversion price for purposes of price-based anti-dilution protection, which will equal the Note Conversion Price, and (C) the basis for any dividend accrual rights determined as a percentage of purchase price, which will be, for purposes of the Financing Conversion Securities, based on the Note Conversion Price.

C.   "***Note Conversion Price***" means the lower of:

(a) the lowest per share purchase price paid for the Qualified Financing Securities

by the investors of new money in the Qualified Financing, multiplied by 0.80; or

(b) the quotient obtained by dividing (1) the Valuation Cap (as defined below) by (2) the Company's fully-diluted capitalization immediately prior to the initial closing of the Qualified Financing (assuming, without duplication, full conversion or exercise of all outstanding convertible or exercisable securities, options and warrants, and the issuance of all shares reserved for grant pursuant to the Company's equity incentive plan, but excluding any outstanding convertible notes or other convertible securities issued for capital raising purposes) (the "***Fully-Diluted Capitalization***"). For the purposes hereof, the "***Valuation Cap***" shall mean $10,000,000.

D.   "***Qualified Financing***" means the next transaction (or series of related transactions) after the date of this Note and before Maturity in which the Company issues and sells shares of its preferred stock in exchange for aggregate gross proceeds of at least $1,000,000 (excluding amounts deemed received upon conversion of the Notes and any other indebtedness or similar convertible securities), with the principal purpose of raising capital.

E.   "***Qualified Financing Securities***" means equity securities issued by the Company in a Qualified Financing for new cash investment.

Interest. Accrued interest on this Note shall be payable upon Maturity of this Note.

Prepayment. Unless expressly provided herein, the Note may not be prepaid at any time prior to the Final Maturity Date without written consent from the Majority Holders.

Conversion.

Automatic Financing Conversion. The entire outstanding principal amount of this Note, any accrued but unpaid interest and any other amounts payable under this Note shall be converted automatically into Financing Conversion Securities, or in the Company's sole discretion, Qualified Financing Securities, upon the closing of a Qualified Financing. In the event of such automatic conversion, this Note shall be converted into that number of the applicable securities determined by dividing (i) the aggregate outstanding principal amount of this Note, any accrued but unpaid interest, and any other amounts payable under this Note by (ii) the Note Conversion Price.

Maturity Conversion. Notwithstanding any other provision of this Note, in the event that, as of the first Final Maturity Date of any Note, the Notes have not been converted or otherwise repaid, and at the option of the Majority Holders in their sole discretion, all of the outstanding principal amount of the Notes and any accrued but unpaid interest may be converted into shares of the Company's Common Stock, or an equivalent security (the "***Maturity Conversion***"). In the event of such conversion by operation of this section, this Note shall be converted into fully paid and non-assessable shares of the Company's Common Stock, or an equivalent security, at a price per share determined by dividing (x) an amount equal to the Valuation Cap by (y) the Fully-Diluted Capitalization as of the Maturity Conversion.

F.   Conversion or Payment upon Change of Control. Notwithstanding any other provision of this Note, if a Change of Control occurs prior to a Qualified Financing, then at the election of the Holder or, with respect to all Notes, the election of the Majority Holders in their sole discretion (irrespective of any individual Holder's election), either: (i) the Holder shall be paid a prepayment amount equal to all accrued and unpaid interest due on this Note as of immediately prior to such Change of Control plus 1X the then-outstanding principal amount of this Note, and the Note shall thereafter be cancelled and be of no further force or effect, whether or not delivered to the Company for cancellation, or (ii) the then-outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert as of immediately prior to such Change of Control into fully paid and non-assessable shares of the Company's Common Stock at a price per share determined by dividing (x) the Valuation Cap by (y) the Fully-Diluted Capitalization (excluding from such calculation the unused portion of any equity incentive plans) as of immediately prior to such Change of Control, without giving effect to any changes to the capitalization arising from such transaction.

Conversion Procedure.

(a)   ***Automatic Conversion***. Upon automatic conversion of this Note, the outstanding principal, any accrued but unpaid interest and any other amounts payable under this Note shall be converted automatically, without any further action by the Holder and whether or not the Note is surrendered to the Company. In connection with such conversion, the Company will have the right to set a reference date for the conversion of accrued interest under this Note (which shall be no more than ten (10) business days prior to the closing of the Qualified Financing), such that interest accrued through such date will be converted and interest shall be deemed to have ceased accruing as of such date.

(b)   ***Fractional Shares; Non-assessable; Effect of Conversion***. No fractional shares or scrip representing fractional shares shall be issued upon conversion of this Note. With respect to any fraction of a share called for upon the conversion of this Note, such fractional share shall be rounded down to the nearest whole share, and the Company shall pay to the Holder the amount of such fractional share multiplied by the applicable conversion price. The Company covenants that the shares of capital stock issuable upon the conversion of this Note will, upon conversion of this Note, be validly issued, fully paid and non-assessable and free from all taxes, liens, and charges in respect of the issue thereof. Upon conversion of this Note, the Company shall be forever released from all its obligations and liabilities under this Note.

G.   ***Further Assurances***. In connection with the conversion of this Note, by acceptance of this Note, the Holder shall be entitled to, and as a condition to the Company's delivery of any securities upon conversion thereof shall be required to, execute all applicable agreements and other documents executed by similarly situated investors in the financing in which this Note is converted, with customary representations, warranties, and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with public offerings). In the case of a conversion into common stock, the issuance thereof shall be conditioned on Holder's execution of a stock purchase or stock restriction agreement approved by the Company's Board of Directors (the "***Board***"), which agreement shall contain a market stand-off/lock-up, and other transfer restrictions substantially equivalent to those applicable to existing holders of the Company's common stock.

Default; Remedies.

H. ***Default***. The Company shall be in default under this Note upon the happening of any condition or event set forth below (each, an "***Event of Default***"):

(a) the Company's failure to pay (i) when due any principal or interest payment on the due date hereunder or (ii) any other payment required under the terms of this Note on the date due, and such default shall continue unremedied for a period of 30 days following receipt of written notice signed by the Holder of such failure to pay;

(b) the Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) become insolvent (as such term may be defined or interpreted under any applicable statute), (vi) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vii) take any action for the purpose of effecting any of the foregoing; or

(c) proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 90 days of commencement.

I. ***Remedies***.

(a) Upon the occurrence or existence of any Event of Default under Section 5.1(a), the Holder of this Note may, by written notice to the Company, declare the entire outstanding principal amount of the Note, any accrued but unpaid interest and any other amounts payable thereunder, to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived.

(b) Upon the occurrence or existence of any Event of Default described in Sections 5.1(b) or 5.1(c), immediately and without notice, the entire outstanding principal amount of the Notes, any accrued but unpaid interest and any other amounts payable under the Notes shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, the Holder may exercise any other right power or remedy otherwise permitted to it by law, either by suit in equity or by action at law, or both.

Unsecured and Subordinated. This note is unsecured. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

Representations of Holder.

K.   *Foreign Investors*. If Holder is not a United States person or is deemed not to be a United States person under Rule 902(k)(2) of the Securities Act, Holder hereby represents (i) that Holder has not and will not solicit offers to buy, offer to sale or sell the Securities, or any beneficial interest therein in the United States or to or for the account of a United States person or engage in any hedging transactions involving the Securities; (ii) that it has not engaged, nor is it aware that any party has engaged, and it will not engage or cause any third party to engage, in any directed selling efforts (as such term is defined in Regulation S of the Securities Act) in the United States with respect to the Securities; (iii) that it is not a distributor or dealer (as such terms are defined in Regulation S of the Securities Act); (iv) that it is not acquiring the Securities for the account or benefit of any United States person; (v) that the Securities and any transactions contemplated by the Note will not violate any applicable securities or other laws of the Holder's jurisdiction; and (vi) that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to invest any amounts in connection with the Securities, including (A) the legal requirements within its jurisdiction in connection with the Securities and any transactions contemplated by the Note, (B) any foreign exchange restrictions applicable to the Securities and any transactions contemplated by the Note, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities.

L.   *Purchase Entirely for Own Account*. This Note is issued in reliance upon the Holder's representation to the Company that the Securities are acquired for investment for the Holder's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Note, the Holder further represents that the Holder does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer or grant participations to such person or to any third person with respect to the Securities.

M.   *Investment Experience; Information*. The Holder is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. The Holder believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Securities.

N.   *Residency*. In the case of a Holder who is an individual, the state of the Holder's residency, or, in the case of a Holder that is a corporation, partnership or other entity, the state of the Holder's principal place of business, is correctly set forth on the signature page to this Note.

O.   *Tax and Legal Advice*. The Holder is not relying on nor has relied on the Company or any of the Company's officers, directors, managers, equity holders, representatives, agents or advisers (including, without limitation, its attorneys), for any advice, including, without limitation, any financial, tax or legal advice in connection with the transactions contemplated by this Note and the other Securities. The Holder has had an opportunity to consult with its legal counsel and tax and other advisers regarding the purchase of the Note and associated Securities. The Holder shall be responsible for any and all taxes, duties and other similar charges payable in connection with the issuance of the Securities, and hereby agrees to indemnify the Company and its successors and assigns with respect to same.

Representations and Warranties of the Company. The Company represents and warrants to each Holder as of the date hereof that:

P. ***Organization, Good Standing and Qualification***. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted, to execute and deliver the Notes, and to perform its obligations thereunder. The Company is presently qualified to do business as a foreign corporation in each jurisdiction where the failure to be so qualified could reasonably be expected to have a material adverse effect on the Company's financial condition or business as now conducted.

Q. ***Authorization***. All corporate action on the part of the Company and its directors, officers and stockholders necessary for the authorization, sale, issuance and delivery of the Notes, and the performance of all of the Company's obligations thereunder has been taken or will be taken prior to the date hereof. The Notes, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except (i) as limited by laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) as limited by rules of law governing specific performance, injunctive relief or other equitable remedies and by general principles of equity.

Rights and Obligations of the Holder.

R. ***Information Rights***.

(a) ***Financial Statements***. So long as the Notes are outstanding, the Company will furnish to each Holder upon request and when available (i) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (ii) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. The foregoing information rights shall not, however, be effective until the Company has raised at least $500,000 in cumulative outside investment capital.

(b) ***Confidentiality Obligations***. Anything in this Note to the contrary notwithstanding, no Holder by reason of this Note shall have access to any trade secrets or classified information of the Company. The Company shall not be required to comply with any information rights in respect of any Holder whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of five percent (5%) or more of a competitor. Each Holder agrees that they will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company other than disclosure to the Holder's attorneys, accountants, consultants, and other similar professionals, to the extent necessary to obtain their services in connection with monitoring the Holder's investment in the Company.

Charges, Taxes and Expenses. Issuance of certificates for equity securities issued upon the conversion of this Note shall be made without charge to the Holder hereof for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder.

Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, a Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day that is not a Saturday, Sunday or legal holiday.

Cumulative Rights. No delay on the part of the Holder in the exercise of any power or right under this Note shall operate as a waiver of any such power or right, nor shall a single or partial exercise of any power or right preclude other or further exercise of such power or right or the exercise of any other power or right.

Miscellaneous.

S.   *Payment*. All payments under this Note shall be made in lawful tender of the United States.

T.   *Waivers and Amendments*. This Note and the obligations of the Company and the rights of the Holder under this Note may be amended, waived, discharged or terminated (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely) with the written consent of the Company and the Majority Holders; *provided,* however, that any amendment, waiver or discharge which would disproportionately and adversely affect the Holder relative to the other holders of Notes must be approved in writing by the Holder. Holder acknowledges that, notwithstanding the absence of a Note Purchase Agreement or similar agreement to which all purchasers of Notes are parties, (i) an amendment, waiver, discharge or termination effected in accordance with this Section 13.2 shall be binding upon the Holder and the Company, and (ii) the Majority Holders shall have the right and power to diminish or eliminate all rights under the Notes pursuant to this Section.

U.   *Notices*. Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient when delivered (i) personally, (ii) by overnight courier, (iii) sent by email or fax (upon customary confirmation of receipt), or (iv) forty-eight (48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address or fax number as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

V.   *Severability*. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Note and the balance of this Note shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

W. *Successors and Assigns*.

(a) Neither this Note nor any rights hereunder are transferable without the prior written consent of the Company, which the Company may grant or withhold in its sole discretion. Notwithstanding the foregoing, (i) if the holder is an entity, the Holder shall be permitted to transfer this Note and/or the Securities to any affiliate (as that term is defined in Rule 405 of the Securities Act) of the Holder who (a) executes and delivers an acknowledgement that such affiliate agrees to be subject to, and bound by, all the terms and conditions of this Note, (b) makes the representations and warranties to the Company that are set forth in Section 7, and (c) (if requested by the Company) delivers to the Company an opinion of legal counsel, reasonably satisfactory to the Company, that such transfer complies with state and federal securities laws, and (ii) if the Holder is an individual, the Holder may transfer this Note and/or the Securities to a trust established for a direct lineal descendant of the Holder or a similar vehicle for estate planning purposes.

(b) Subject to the foregoing, the provisions of this Note shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Company and the Holder.

X. *Usury*. In the event any interest is paid on this Note, or a fee that is deemed interest, which is in excess of the then-applicable legal maximum rate, then that portion of the interest payment representing an amount in excess of the then-applicable legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

Y. *Pari Passu Notes*. The Holder acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be *pari passu* in right of payment and in all other respects to the other Notes. In the event the Holder receives payments in excess of its pro rata share of the Company's payments to the Holders of all of the Notes, then the Holder shall hold in trust all such excess payments for the benefit of the holders of the other Notes and shall pay such amounts held in trust to such other holders upon demand by such holders.

Z. **Titles and Subtitles**. The titles of the paragraphs and subparagraphs of this Note are for convenience of reference only and are not to be considered in construing this Note.

AA.   **Telecopy Execution and Delivery**. A facsimile, PDF, telecopy or other reproduction of this Note may be executed by one or more parties hereto, and an executed copy of this Note may be delivered by one or more parties hereto by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Note as well as any facsimile, telecopy or other reproduction hereof.

BB.   **Construction**. The language used in this Note will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

CC.   **Expenses**. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to this Note and the transactions contemplated hereby.

DD.   **Counterparts**. This Note may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Any counterpart delivered electronically by PDF transmission or by facsimile shall be binding to the same extent as an original counterpart with regard to any agreement subject to the terms hereof or any amendment thereto.

EE.   **Governing Law**. THIS NOTE SHALL BE GOVERNED IN ALL RESPECTS BY THE LAWS OF THE STATE OF DELAWARE AS SUCH LAWS ARE APPLIED TO AGREEMENTS BETWEEN DELAWARE RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN DELAWARE. EACH OF THE PARTIES IRREVOCABLY CONSENTS TO THE EXCLUSIVE PERSONAL JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN DELAWARE, AS APPLICABLE, FOR ANY MATTER ARISING OUT OF OR RELATING TO THIS NOTE, EXCEPT THAT IN ACTIONS SEEKING TO ENFORCE ANY ORDER OR ANY JUDGMENT OF SUCH FEDERAL OR STATE COURTS LOCATED IN DELAWARE, SUCH PERSONAL JURISDICTION SHALL BE NONEXCLUSIVE.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Investment Amount: $[AMOUNT] _____

COMPANY:

Givsum, Inc.

_____

Founder Signature

_____

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: _____

By:_____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited